UNITED STATES
	     SECURITIES AND EXCHANGE COMMISSION
	           Washington, D.C. 20549

	                Schedule 13D
	Under the Securities Exchange Act of 1934
	            (Amendment No.  7)*

	         First Financial Fund, Inc.
                   (Name of Issuer)

                     Common Stock
          (Title of Class of Securities)

                     320228 10 9
                   (CUSIP Number)

              Stephen C. Miller, Esq.
           Krassa, Madsen & Miller, LLC
            1680 38th Street, Suite 800
             Boulder, Colorado  80301
                  (303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)

                  February 11, 2000
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
      7.29%

14.	Type of Reporting Person (See Instructions)

       OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		New York


Number of		7.	Sole Voting Power		863,400
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	863,400
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      863,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
      3.51%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		United States


Number of		7.	Sole Voting Power           0
Shares Bene-
ficially 		8.	Shares Voting Power	    0
Owned by Each
Reporting		9.	Sole Dispositive Power	    0
Person With
			10.	Shared Dispositive Power    0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)
      0%

14.	Type of Reporting Person (See Instructions)

      IN


Amendment No. 7 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5, 6, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust") and the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $3,080,308.52. Such funds were provided by the Mildred Trust's cash on hand, from margin borrowings under a cash management account maintained by the Mildred Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated and from intertrust advances from affiliated trusts under the Cash Management Agreement described in Item 6 below.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Mildred Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting
Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5. 	Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	As reported in its Semi-Annual Report dated November 3,
1999, for the period ending September 30, 1999, and filed with the Securities and Exchange Commission on December 9, 1999, the Company purchased 436,200 Shares which resulted in a reduction of the Shares outstanding as of September 30, 1999, to 24,628,781 Shares (the "Outstanding Shares"). The Trust is the direct beneficial owner of 1,795,100 Shares, or approximately 7.29% of the Outstanding Shares. The Brown Trust is the direct beneficial owner of 1,922,200
Shares, or approximately 7.81% of the Outstanding Shares.   The
Mildred Trust is the direct beneficial owner of 863,400 Shares, or approximately 3.51% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust and the Mildred Trust. Mr. Horejsi disclaims all such beneficial ownership.

      (c) The table below sets forth purchases of the Shares by the Mildred Trust since February 4, 2000. Such purchases were effected by the Mildred Trust on the New York Stock Exchange.


Date
Amount of Shares
Approximate Price
   Per Share
   (exclusive of commissions)

02/04/00
15000
$8.0000

02/04/00
11400
$7.9375

02/04/00
10000
$8.0000

02/04/00
5000
$7.9375

02/07/00
13400
$7.9375

02/07/00
10000
$8.0000

02/07/00
10000
$7.9375

02/08/00
15000
$8.0625

02/08/00
12000
$8.0625

02/08/00
12000
$8.0000

02/08/00
10000
$8.0000

02/08/00
10000
$8.0000

02/08/00
10000
$8.0000

02/08/00
4000
$7.9375

02/08/00
300
$8.0000

02/09/00
4200
$8.0000

02/09/00
2600
$7.9375

02/10/00
45000
$8.0000

02/10/00
18400
$7.9375

02/10/00
6200
$7.9375

02/11/00
20000
$7.9375

02/11/00
12000
$7.9375

02/11/00
9300
$7.8750

02/14/00
20700
$7.8750

02/15/00
25100
$7.8750

02/16/00
14600
$7.8750

02/16/00
7300
$7.8125

02/17/00
50000
$7.8750

02/17/00
3400
$7.8750



Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

	The Mildred Trust is a party to a Cash Management Agreement pursuant to which the Mildred Trust participates in intertrust advances with affiliated trusts. Interest under this agreement is charged to participants with deficit balances at the
 Short-term, Annual Applicable Federal Rate and is payable monthly. As of February 17, 2000, the Mildred Trust had an approximate $1,375,046.91 deficit balance under this agreement. The foregoing summary of the Cash Management Agreement is qualified in its entirety by reference to the attached Exhibit 4, which is incorporated in this statement by reference.

Item 7.	Material to Be Filed as Exhibits


	Exhibit 4:  Cash Management Agreement dated December
15, 1997.



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B and the Mildred
B. Horejsi Trust.



Exhibit 4

CASH MANAGEMENT AGREEMENT

		THIS CASH MANAGEMENT AGREEMENT (this "Agreement") is made as of this 15th day of December, 1997, by and among:
	THE BADLANDS TRUST COMPANY, a South Dakota trust company (the
"Manager");
	and
	LOLA BROWN TRUST NO. 1B; ERNEST HOREJSI TRUST NO. 1B; MILDRED HOREJSI TRUST; STEWART R. HOREJSI TRUST NO. 2; SUSAN L. HOREJSI
TRUST NO.3; JOHN S. HOREJSI TRUST NO.3; STEWART WEST INDIES TRUST;
and THE EVERGREEN TRUST (collectively and individually referred to herein as the "Participants").

RECITALS
		A.	The Manager is the "administrative trustee" for
each of the Participants.
		B.	The Manager has established and holds various trust
accounts at Norwest Bank located in Sioux Falls, South Dakota which accounts are intended to fund the day-to-day activities of trustee on behalf of the Participants.  Norwest Bank or such other bank with whom the Participants may chose to place their funds is referred to herein as the "Bank".
		C. Each of the Participants holds an operating account ("Operating Account") at the Bank.
		D.	The Participants have determined that it is in
their best administrative and economic interests to jointly
administer their aggregate cash resources and cash needs by treating the aggregate of their Operating Accounts as a single cash
management fund.  Because this is a typical business request of the
Bank's customers who have affiliated entities, the Bank has
established an internal accounting system to administer such treatment (i.e., zero balance accounts).  The Bank has agreed to treat the aggregate of the Operating Accounts as a single account having the Account Number 0835015877 (the "Cash Management Account"
or the "CMA").
		E.	Notwithstanding the foregoing recital, Participants
do not intend to use, and will not use, the Cash Management Account as a common or jointly held checking account from which they will conduct individual day-to-day business affairs (i.e., drawing checks on the CMA to pay for services, materials or invoices attributable to such Participant). Instead, the Participants will conduct their business out of their respective Operating Accounts, and the Cash Management Account will be a jointly funded pool of cash reserves from which any Participant may draw in order to fund cash deficits in their respective Operating Accounts (i.e., similar to an overdraft-protection line-of-credit).
		F.	It is anticipated that, at any given time, because
of day-to-day varying cash needs or resources, any Participant may have a positive, negative or zero cash balance with respect to the
Cash Management Account. In this regard, the Participants intend that negative balance Operating Accounts will constitute debts owed by the respective Participants to the Cash Management Account on which interest will be due and payable.  Similarly, positive balance Operating Accounts will be treated as a receivable to the respective Participant from the Cash Management Account, on which interest will be due and payable.
		G.	It is anticipated that some Participants will
primarily act as Lenders (as defined below), expecting compensation in the form of the Prorata Interest Payments (as defined below) for their cash surpluses within the Cash Management Account, and others will primarily act as Borrowers (as defined below), expecting to pay the Prorata Interest Charge in exchange for the use of the cash surpluses within the Cash Management Account. Notwithstanding the foregoing, expectations (i.e., a Participant acting primarily as a
Lender or Borrower) may change from time to time depending on the respective business goals of the Participants.
		H.	The Participants wish to memorialize their
agreement with respect to their rights and obligations in participating in the Cash Management Account.

COVENANTS

		NOW, THEREFORE, in consideration of the mutual promises contained herein, to induce the Participants to fund and participate in the Cash Management Account, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Participants hereto agree as follows:
		1.	Definitions.
			(a)	"Manager" shall mean that person who keeps the
books and records and does the end of month reporting to the Bank.
Initially, the Manager shall be The Badlands Trust Company.
			(b)	"Accounting Period" shall mean any calendar
month during which the Interest Rate is assessed against deficits within the Cash Management Account and, for the purpose of
calculating the Total Interest Charge, shall include the actual number of days within such calendar month.
			(c)	"Daily Report" shall mean the report generated
by the Bank on the last day of any Accounting Period an example of which is attached hereto as Exhibit A.
			(d)	"Daily Average" is the daily average account
balance for any Participant for the applicable Accounting Period as set forth on the Daily Report.
			(e)	"Borrower" shall mean any Participant whose
Operating Account has a negative Daily Average.
			(f)	"Lender" shall mean any Participant whose
Operating Account has a positive Daily Average.
			(g)	"Interest Rate" shall mean the daily interest
rate charged to Borrowers under the terms of this Agreement, which interest rate shall be: the Short-Term, Annual Applicable Federal
Rate as advertised by the Internal Revenue Service from time to time for the particular Accounting Period to which the rate is to be applied divided by 365.
			(h)	"Daily Surplus" shall mean a positive Daily
Average.
			(i)	"Daily Deficit" shall mean a negative Daily
Average.
			(j)	"Total Daily Surplus" means the total of all
Daily Surpluses.
			(k)	"Total Daily Deficit" means the total of all
Daily Deficits.
			(l)	"Percent of Surplus" means the percentage of
Total Daily Surplus attributable to a particular Participant calculated as follows: Participant's Daily Surplus divided by Total
Daily Surplus.
			(m)	"Prorata Interest Payment" is that amount of
interest payable to a particular Lender under Section 3(b).
			(n)	"Prorata Interest Charge" is that amount of
interest charged to a particular Borrower under Section 3(a).
			(o)	"Total Interest Charge" is the total of all
interest charged to all Borrowers during an Accounting Period and is calculated as follows: Total Daily Deficit times the Interest Rate times the actual number of days in the applicable Accounting Period.
		2.	Mutual Agreement to Fund Cash Management Account.
Subject to the terms and conditions of this Agreement, each
Participant agrees to fund their respective Operating Accounts as necessary to maintain a net surplus balance within the Cash
Management Account.  Notwithstanding the foregoing, it is understood that initially, and from time to time, several of the Participants will act primarily as Lenders (e.g., initially, Lola Brown Trust No.
1B, Ernest Horejsi Trust No. 1B, and Stewart R. Horejsi Trust No.2)
in exchange for which they will receive a Prorata Interest Payment.
Similarly, initially and from time to time, several of the
Participants will act primarily as Borrowers (e.g., initially,
Mildred Horejsi Trust) in consideration for which they will pay a
Prorata Interest Charge.
		3.	Calculation of Prorata Interest.  Prorata Interest
Payments and Prorata Interest Charges shall be calculated as follows:
			(a)	Prorata Interest Charges.  Borrowers shall be
charged interest monthly in an amount equal to: the Interest Rate times their respective  Daily Deficit times the number of days in the Accounting Period.
			(b)	Prorata Interest Payments. Lenders shall be
credited interest payments monthly in an amount equal to the Percent of Surplus attributable to such Lender times the Total Interest
Charge.
Promptly after the end of each Accounting Period, the Manager shall calculate all Prorata Interest Charges and Prorata Interest Payments
and report the same to the Bank who will make corresponding credits and debits to the respective Operating Accounts.  Upon request from any Participant, the Manager shall provide a copy of any memoranda of such credits and debits.
		4.	Term.  The term of this Agreement shall begin on
the date hereof and shall end, unless otherwise extended or
terminated as provided herein, on that date which is five (5) years following the date of this Agreement set forth in the Introductory
Paragraph (the "Initial Term"). However, this Agreement shall automatically renew and shall remain in force for additional twelve-
month periods (each an "Extended Term") unless written notice of termination is given by the terminating party to the others, not less than one-hundred twenty (120) days before the expiration of the
Initial Term or the respective Extended Term.
		5.	This Agreement Constitutes Commercial Paper.  Each
Participant's execution of this Agreement constitutes a promise to pay all amounts advanced on behalf of such Participant hereunder, shall be deemed "commercial paper" under Article 3 of the Uniform
Commercial Code (the "UCC"), and shall be enforceable under the terms and conditions set forth herein and under the provisions of the UCC.  This Agreement shall constitute a "note" as such term is defined in Section 3-104 of the UCC as adopted in the State of South
Dakota and shall be enforceable as a "promissory note" under the civil and common laws of the State of South Dakota.
		6.	Termination.  Any Participant may terminate its
participation in the Cash Management Account and its obligations under this Agreement (a "Terminating Participant") by giving thirty
(30) days prior written notice to the other Participants of its intent to terminate its participation hereunder.  Such termination shall not affect the non-terminating Participants' rights and obligations hereunder and this Agreement shall continue in full force and effect with respect to such non-terminating Participants.
 Immediately upon the effective date of a termination under this
Section, the following provisions shall apply depending on whether the Terminating Participant has a positive or negative balance in the Cash Management Account:
			(a)	Positive Balance.  If, upon such termination,
the Terminating Participant has a positive balance in the Cash
Management Account (i.e., a "Lender"), the Terminating Participant
shall be entitled to withdraw the entire amount of such positive balance, plus interest thereon as provided herein, such that its respective Operating Account has a zero dollar ($0.00) balance immediately after such withdrawal. In such event, the remaining
Participants shall immediately replenish the Cash Management Account as necessary to avoid a net deficit balance therein.  Thereafter, the Manager shall arrange with the Bank for removal of the
Terminating Participant from its participation in the Cash
Management Account.
			(b)	Deficit Balance.  If, upon such termination,
the Terminating Participant has a negative balance in the Cash
Management Account (i.e., a "Borrower"), the Terminating Participant
shall immediately fund the entire amount of such negative balance, including any prorata interest due thereon, such that its respective
Operating Account has a zero dollar ($0.00) balance. Thereafter, the
Manager shall arrange with the Bank for removal of the Terminating
Participant from its participation in the Cash Management Account.
		7.	Demand Obligation.  This Agreement shall constitute
a demand obligation pursuant to which any Borrower shall be
obligated, upon receipt of ten (10) days prior written notice from any Lender, to replenish all or any portion of its Operating Account so as to achieve a zero dollar ($0.00) balance or such lesser amount so demanded by such Lender.
		8.	Default.  Upon a Participant's default in payment
of any amounts due hereunder (i.e., upon a demand under Sections
6(b) or 7, the defaulting Participant shall be deemed in default hereunder and, in addition to the other remedies provided herein or at law, a default rate of interest equal to the Interest Rate plus ten (10) percentage points shall be assessed against the entire amount of any negative balance respecting such defaulting
Participant from the date of default until the default is cured.
		9.	Enforcement.  Any Lender hereunder shall have
standing and the right to bring an action against a Borrower who is in default hereunder.  If any legal action is necessitated by a default or violation of other terms and conditions hereunder, the prevailing party shall be entitled to recover all reasonable costs in enforcing its legal rights, including attorneys' fees and court costs, from the defaulting party or parties. Upon enforcement of the obligations hereunder (i.e., upon collection from a defaulting
Participant), the Lenders agree that any amounts collected, whether through settlement or judgment, or whether such amounts constitute the entire amount owed or any portion thereof, shall be allocated among the Lenders on a pari passu basis in relation to the Lenders'
respective Percent of Surplus on the date the default occurs.  If any Participant comes into possession of any assets of a Borrower who is in default hereunder, such party shall immediately and without demand deliver and distribute such assets to the other
Lenders in accordance with this Section (i.e., on a pari passu basis).
		10.	Prepayment.  Any Borrower may, at any time, and
without any penalties or other assessments, replenish all or any portion of its Operating Account so as to essentially prepay its borrowings hereunder.
		11.	Notice under the UCC.  If a Lender is required by
the UCC or any other applicable law to give notice to other Lenders or Participants of intended disposition of any assets of Borrower, such notice shall be given as provided in the Notices Section and five (5) days' notice shall be deemed to be commercially reasonable.
		12.	No Partnership.  Nothing contained in this
Agreement or otherwise inferred in the structure and operation of the Cash Management Account is intended to create a partnership, joint venture, common enterprise or other association among the
Participants, or in any way make any Participant a co-principal or co-venturer with any other Participant with respect to other endeavors in which such other Participant may be involved.
Furthermore, except as specifically provided herein, no Participant shall have any rights to any funds deposited by any other
Participant and, under no circumstances shall any such funds be considered to be "partnership property" as such term is defined in
Uniform Partnership Act or other similar statute in the State of
South Dakota.  Any inferences to the contrary of the foregoing statements are expressly negated.
		13.	Security Agreement and Financing Statement.
			(a)	Security Agreement.  This Agreement shall
constitute a security agreement as contemplated under the Uniform
Commercial Code as adopted by the State of South Dakota ("UCC").  To secure the payment and performance of the obligations hereunder
(i.e., repaying the respective deficit obligations as they occur from time to time), each party hereunder grants, sells, conveys, assigns, transfers and pledges unto the Agent (as defined below) a first and prior security interest under the UCC in and to, and a general first lien upon and right of set-off against, all of each Participant's right, title and interest in and to the Cash
Management Account and their respective Operating Accounts.  The parties contemplate and agree that the security interest granted hereunder shall cover all increases in the deficits contemplated hereunder (i.e., future advances), notwithstanding a Participant's paying down its respective deficit or becoming a Lender hereunder
(i.e., having a surplus).
			(b)	Appointment of Agent.  For the purpose of this
Section, the Manager and Participants irrevocably appoint Horejsi
Inc., a South Dakota corporation and an affiliate of the
Participants ("the "Agent"), to be their agent for the purpose of enforcing their respective rights under Article 9 of the UCC.  Agent shall be deemed as acting on behalf of, and shall be an agent for, each Participant who, from time to time, acts as a Lender hereunder;
each such Lender shall be deemed a "secured party" under Article 9 of the UCC; and each Participant who, from time to time acts as a
Borrower hereunder, shall be deemed a "debor" under Article 9 of the
UCC.
			(c)	Financing Statement.  Contemporaneously with
the execution and delivery of this Agreement, each Participant shall deliver to the Agent a fully executed UCC-1 financing statement pursuant to which each Participant acknowledges its grant of a security interest.  Upon such execution, such UCC-1 shall be filed in the records of the Secretary of State of South Dakota.
			(d)	Remedies.  Agent shall have all of the rights,
remedies and recourses with respect to the Cash Management Account and the respective Operating Accounts as are afforded a secured party by the UCC, which rights, remedies and recourses shall be in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Agent by the terms of this Agreement and applicable law.  Agent shall continuously hold the security interest granted hereunder, pending full performance by each
Participant of their obligations hereunder.
		14.	Miscellaneous Provisions.
			(a)	Binding Agreement.  This Agreement shall be
binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
			(b)	Survival.  This Agreement shall continue in
force until all obligations and indebtedness of the Borrowers are indefeasibly paid in full and satisfied.
			(c)	Governing Law.  This Agreement is made in, and
shall be governed by, construed, and enforced in accordance with, the laws of the State of South Dakota.
			(d)	Notices.  All notices hereunder shall be
deemed given (i) when hand delivered against signed receipt, (ii)
when actually delivered by an overnight delivery service that provides confirmation of delivery, or (iii) two business days after the date mailed by U.S. first class certified mail, return receipt requested, postage prepaid, addressed to the parties at the
addresses as the parties hereto may give notice to the others in accordance with this Section.
			(e)	Recitals. The Recitals are a substantive part
of this Agreement.
			(f)	Counterparts.  This Agreement may be executed
in any number of counterparts.

	IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

THE MANAGER:

BADLANDS TRUST COMPANY, a South Dakota
trust company


By: /s/ Stephen C. Miller
	Stephen C. Miller
 Its: Vice President

THE AGENT:

HOREJSI INC., a South Dakota
corporation


By: /s/ Ann M. Hartmann
	Ann M. Hartmann
 Its: President

PARTICIPANTS:

LOLA BROWN TRUST NO. 1B, a South
Dakota trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
	Stephen C. Miller
 Its: Vice President


By: /s/ Larry L. Dunlap, Trustee
	Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora, Trustee
	Susan L. Ciciora, Trustee



ERNEST HOREJSI TRUST NO. 1B, a South
Dakota trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
	Stephen C. Miller
Its: 	Vice President


By: /s/ Larry L. Dunlap, Trustee
	Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora, Trustee
	Susan L. Ciciora, Trustee

MILDRED HOREJSI TRUST, a South Dakota
Trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee

By: /s/ Stephen C. Miller
	Stephen C. Miller
Its: 	Vice President


By: /s/ Joel Looney, Trustee
	Joel Looney, Trustee


By: /s/ Susan L. Ciciora, Trustee
	Susan L. Ciciora, Trustee

STEWART R. HOREJSI TRUST NO. 2, a
South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee

By: /s/ Stephen C. Miller
	Stephen C. Miller
Its: 	Vice President

By: /s/ Robert Ciciora, Trustee
	Robert Ciciora, Trustee


By: /s/ Robert H. Kastner, Trustee
	Robert H. Kastner, Trustee

SUSAN L. HOREJSI TRUST NO. 3, a South
Dakota Trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
	Stephen C. Miller
Its: 	Vice President


By: /s/ Susan L. Ciciora, Trustee
	Susan L. Ciciora, Trustee


By: _/s/ M. Frances Horejsi, Trustee
	M. Frances Horejsi, Trustee


JOHN S. HOREJSI TRUST NO. 3, a South
Dakota Trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
	Stephen C. Miller
Its: 	Vice President


By: /s/ John S. Horejsi, Trustee
	John S. Horejsi, Trustee


By: /s/ M. Frances Horejsi, Trustee
	M. Frances Horejsi, Trustee

THE EVERGREEN TRUST, a South Dakota
trust

By: THE BADLANDS TRUST COMPANY, a
South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
	Stephen C. Miller
Its: 	Vice President


By: /s/ Stephen C. Miller, Trustee
	Stephen C. Miller, Trustee


By: /s/ Larry L. Dunlap, Trustee
	Larry L. Dunlap, Trustee

STEWART WEST INDIES TRUST, a South
Dakota Trust

BY: THE BADLANDS TRUST COMPANY, a
South Dakota trust company


By: /s/ Stephen C. Miller
	Stephen C. Miller
Its:  Vice President